February 2, 2009

Mr. Jack K. Heilbron, CEO
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

      Re: NetREIT
              Amendment No. 2 to Form 10
              Filed December 31, 2008
              File No. 001-39049

Dear Mr. Heilbron:

We have reviewed your response letter dated December 30, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that references to prior comments refer to our letter dated September 26, 2008.

General

1.   We note your response to prior comment two and we reissue the comment. Please file your next amendment as an initial Form 10 under Section 12(g) of the Exchange Act. Please note that after you file your next amendment under 12(g), and if you choose not to withdraw your Form 10 under Section 12(b), your Form 10 under Section 12(g) becomes effective by lapse of time 60 days after the original filing date of May 6, 2008, pursuant to Section 12(g)(1) of the Exchange Act. At that time, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.   In addition, please note that if you choose to withdraw the filing made under Section 12(b), the Form 10 filing made under Section 12(g) will be considered a new filing and it will not go effective until 60 days from the recent date that it is filed.

2.   Please update throughout the registration statement, where appropriate, information as of a recent practicable date. For example, we note on page 21 under "Mortgage Loan Receivables" that your describe several loans as due and payable that appear to have been repaid. On page 21 under "Revenues," you discuss acquisitions that you expect to have completed in June and July 2008.

3.   We read your response to our prior comment 4 and will review once the revised certifications are filed.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition…, page 17

4.   We have reviewed your response to our prior comment 9; however, the last sentence of the preamble beginning "For a discussion of important risks related to your business…." still appears to be incomplete. Please revise.

Overview and Background, page 17

5.   We have reviewed your response to our prior comment 10 and reissue the comment in part. Please revise your disclosure here to include balancing language noting that you have had a loss from continuing operations in your last two fiscal years.

Liquidity and Capital Resources

Non-GAAP Supplemental Financial Measure: Funds from Operations ("FFO"), page 26

6.   Based upon your response to comment 12 and the disclosure included in your amended Form 10, it appears that you added $2.9 million and $48,000 in gains from the sale of real estate to net income in your calculation of FFO for 2007 and 2006, respectively. Tell us your basis for this presentation. Additionally, tell us where the $48,000 gain is reflected on your Statement of Operations for 2006. Lastly, we note that the total FFO reported in the table does not appear to be the sum of the line items. Please revise your disclosure accordingly.

Our Objectives and Policies, page 38

7.   Please disclose here or in another section whether the company intends or is required to have its securities listed on an exchange or to become publicly traded. If not, please disclose whether the company has or intends to adopt any stock repurchase or redemption plan.   Also, the company may want to consider a risk factor that discusses in more detail the illiquid nature of its securities.

Financial Statements and Notes

Note 1 – Organization, page 62

8. Based upon your response to comment 21, it appears that you propose to restate your December 31, 2007 financial statements to reflect the equity method upon the sale of 48.601% interest in your 7-11 property and have characterized the restatement as a change in accounting policy. As this appears to be a correction of an error, please confirm that you will account for it as such and provide the relevant disclosures in accordance with paragraphs 25-26 of SFAS 154.

9. We note that during 2008 you and the co-owner of the 7-11 property contributed your respective interests to a limited partnership, of which you are the general partner. Per your response to comment 21, you intend to record your interest in the limited partnership using the equity method, rather than consolidating the limited partnership as indicated in your previous response. Based on paragraph 9 of SOP 78-9, general partners are presumed to control the limited partnership. Please describe your analysis under EITF 04-5 and advise us what rights are held by the limited partners that overcome the presumption of control by the general partner.   Additionally please tell us how the contributions of the 7-11 property interests were recorded by the limited partnership.

10. We read your response to comment 22. Please further expand to clarify how your gain recognition policy complies with SFAS 66. In this regard, tell us how your continuing involvement with the property is considered in the timing and extent to which a gain was recorded.

Note 2 – Significant Accounting Policies

Property Acquisitions, pages 62-63

11. We have reviewed the schedule included in your response to comment 23. Please substantially revise to include footnotes to disclose the amortization periods used to derive the adjustments to your Statements of Operations. Explain how these assets were depreciated under the original accounting treatment and how that has been corrected in the proposed restatement. Lastly, it does not appear that the subtotals in your proposed schedule 3 for accumulated depreciation agree to the balance sheet schedule of adjustments. Please advise.

12. We note that you filed an Item 7.01 8-K to discuss your potential restatements instead of under Item 4.02. Please advise.

13.   We read your response to comment 24. Please note that to the extent you are
        unable to provide the financial information for your acquisitions, requests for a
        waiver on financial statements required by Rule 8-06 of Regulation S-X must be
        made through the Division of Corporation Finance's Office of Chief Accountant.

14.   We read your response to comment 25 and your proposal to reflect the option as
        an intangible asset. To the extent that you believe this is an intangible asset,
        please clarify how the value ascribed to the asset is consistent with SFAS 141 and
        tell us the amortization period that you plan to assign to this intangible.
        Alternatively, given that you estimated the fair value of the option at $1.4 million
        but are only required to pay $181,710 to purchase the land at the end of the lease
        term, tell us how you evaluated whether this is a bargain purchase option as
        defined in paragraph 5(d) of SFAS 13 and if so, tell us what consideration was
        given to recording the transaction as a capital lease under paragraphs 10 – 14 and
        25 of SFAS 13. Lastly, tell us what specific amount was paid for the purchase of
        the option.

Federal Income Taxes, page 65

15.   We read your response to comment 26. Given that you reported a gain from sale
        of real estate, please explain to us why a portion of your distributions were not
        considered to be a capital gain. Similarly advise why no portion of your
        distributions was characterized as ordinary income.

* * * *

        As appropriate, please amend your filing and respond to these comments within
ten (10) business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026